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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                        AMERICAN TECHNICAL CERAMICS CORP.
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                                (Name of Issuer)

                     COMMON STOCK (PAR VALUE $.01 PER SHARE)
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                         (TITLE OF CLASS OF SECURITIES)

                                    030137103
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                                 (CUSIP Number)

                               JOSEPH A. COLANDREA
                            911 SOUTH OCEAN BOULEVARD
                            BOCA RATON, FLORIDA 33431
                                 (407) 338-6949

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 with copies to:

                                KATHLEEN M. KELLY
                        AMERICAN TECHNICAL CERAMICS CORP.
                                 ONE NORDEN LANE
                       HUNTINGTON STATION, NEW YORK 11746
                                 (631) 622-4710

                                February 7, 2000
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             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP No. 030137103

1     Name of Reporting Person                  Joseph A. Colandrea
      S.S. or I.R.S. Identification No.
      of Above Person

      --------------------------------------------------------------------------

2     Check the Appropriate Box if                   (a) [X]
      a Member of a Group                            (b) [ ]
      --------------------------------------------------------------------------

3     SEC Use Only

      --------------------------------------------------------------------------

4     Source of Funds                                OO

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5      Check if Disclosure of Legal Proceedings
       is Required Pursuant to Items 2(d) or 2(e)    [ ]

      --------------------------------------------------------------------------

6     Citizenship or Place of Organization           U.S.A.

      --------------------------------------------------------------------------

                         7    Sole Voting Power               0


                              --------------------------------------------------

Number of Shares         8    Shared Voting Power        210,400  (See Item 5)
Beneficially Owned by
Reporting Person With         --------------------------------------------------

                         9    Sole Dispositive  Power         0    (See Item 5)


                              --------------------------------------------------

                         10   Shared Dispositive Power   210,400  (See Item 5)

                              --------------------------------------------------

11    Aggregate Amount Beneficially
      Owned By Each Reporting Person            210,400  (See Item 5)


      --------------------------------------------------------------------------

12    Check Box if the Aggregate Amount
      in Row (11) Excludes Certain Shares            [X]  (See Item 5)
      --------------------------------------------------------------------------

13    Percent of Class Represented                  .03% (See Item 5)
      Amount in Row (11)
      --------------------------------------------------------------------------

14    Type of Reporting Person                         IN


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                                 Amendment No. 2
                                       to
                            Statement on Schedule 13D
                                    under the
                   Securities Exchange Act of 1934, as amended

      The undersigned hereby amends Items 4 and 5 of the Schedule 13D filed on October 18, 1985, as amended by Amendment No. 1 filed on August 7, 1997, with respect to the Common Stock, par value $.01 per share, of American Technical Ceramics Corp. (the "Company"). On April 11, 2000, the Company declared a two-for-one split (the "Stock Split") of its Common Stock to be effected in the form of a stock dividend to holders of record on April 24, 2000. Accordingly, all of the share figures and prices in this Amendment No. 2 have been adjusted to give effect to the Stock Split. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

Item 4.    Purpose of Transaction.

      The first sentence of Item 4 is hereby amended in its entirety to read as follows:

     "The 210,400 shares owned directly by Mr. Colandrea are held with his wife as tenants in common and for investment."

Item 5.    Interest in Securities of the Issuer.

           (a) Subparagraph (a)(i) of Item 5 is hereby amended in its entirety to read as follows:

           "The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Colandrea as of August 1, 2000 is 210,400 and .03%, respectively, based upon 7,784,778 shares of Common Stock outstanding as of April 27, 2000, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000. All of such 210,400 shares are beneficially owned directly by Mr. Colandrea and his wife as tenants in common. In addition, 4,452,130 shares of Common Stock are owned by Victor Insetta, the Company's President and Chief Executive Officer, and are subject to a Restated Shareholders' Agreement, dated as of April 15, 1985, by and among the Company, Mr. Insetta, Mr. Colandrea and Joseph Mezey, pursuant to which Messrs. Insetta, Colandrea and Mezey have agreed to vote their shares for certain persons as directors of the Company. Until further notice, Mr. Colandrea has waived his right to require Mr. Insetta to vote his shares as directed by Mr. Colandrea and, accordingly, such shares are not included in the aggregate number and percentage of shares owned by Mr. Colandrea who expressly disclaims beneficial ownership of all the shares owed by Mr. Insetta."

           (b) Subparagraph (a)(ii) of Item 5 is hereby deleted in its entirety.

           (c) Subparagraph (b)(i)(A) of Item 5 is hereby amended in its entirety to read as follows:

           "Mr. Colandrea shares the power to vote and dispose of the 210,400 shares of Common Stock owned with his wife as tenants in common."

           (d) The third sentence of subparagraph (b)(i)(B) of Item 5 is hereby amended in its entirety to read as follows:

           "As of June 30, 2000, the number of shares of Common Stock owned by Mr. Insetta that are subject to the Shareholder's Agreement are 4,452,130."

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           (e) The Chart in Subparagraph (c) of Item 5 is hereby supplemented to include the following information:

    DATE        TYPE OF TRANSACTION       NUMBER OF SHARES      PRICE PER SHARE
--------------------------------------------------------------------------------

  8/25/97        Open Market Sale              10,000               $8.695

  8/25/97        Open Market Sale               2,600                $8.45

  8/25/97        Open Market Sale               1,000                $8.48

  9/17/97        Open Market Sale              20,000                $8.45

  9/17/97        Open Market Sale              16,400                $8.45

   1/9/98        Gift                           1,400                 N/A

  12/9/98        Gift                           2,000                 N/A

  12/15/99       Gift                           1,000                 N/A

   2/7/00        Open Market Sale              16,000               $17.50

   2/7/00        Open Market Sale              23,600               $18.00

   2/7/00        Open Market Sale                 400               $18.25

   2/7/00        Open Market Sale               4,400               $18.50

  2/14/00        Open Market Sale               5,600               $20.00

   5/3/00        Open Market Sale               5,000               $60.00

   5/4/00        Open Market Sale               5,000               $61.00

   5/4/00        Open Market Sale               5,000               $65.00

   5/5/00        Open Market Sale               5,000               $70.00

   5/8/00        Open Market Sale               1,600               $75.00


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.

     Dated:   September 8, 2000              /s/ Joseph A. Colandrea
                                             ----------------------------------
                                             Joseph A. Colandrea






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